February 25, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (312) 645-3533
William D. Perez
President and Chief Executive Officer
Wm. Wrigley Jr. Company
410 North Michigan Avenue
Chicago, Illinois 60611

      Re: Wm. Wrigley Jr. Company
               Definitive Proxy Statement on Schedule 14A
               Filed February 13, 2007
               File No. 001-00800

Dear Mr. Perez:

We have reviewed your January 29, 2008 response to our comments of January 18, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the EICP performance targets related to earnings per share, unit volume, and return on invested capital and sales growth. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

            Sincerely,

            Carmen Moncada-Terry
            Attorney Advisor